

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Via E-mail
Mr. Ronald G. Eidell
Chief Financial Officer
Nevada Property 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, Nevada 89109

>   **Re: Nevada Property 1 LLC**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed March 23, 2012**
>   **File No. 0-53938**

Dear Mr. Eidell:

We have reviewed your response letter filed on January 14, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

12. Commitments, Contingencies and Litigation, page 13

1. We have reviewed your response to comment number 4. Please tell us the specific factors for each proceeding that does not allow you to estimate the reasonably possible additional loss or range of loss. Please ensure that you provide enough detail within your response to understand how these factors prohibit the estimation process.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief